October 25, 2018

Joseph D. Austin
Chief Executive Officer
Federal Life Group, Inc.
3750 West Deerfield Road
Riverwoods, IL 60015

       Re: Federal Life Group, Inc.
           Registration Statement on Form S-1
           Filed October 11, 2018
           File No. 333-227790

Dear Mr. Austin:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 11, 2018

Market for the Common Stock, page 34

1. Your disclosure on page 23 indicates that management and the standby purchaser intend to delist your shares from trading on the NASDAQ Stock Market by seeking to reduce the number of shareholders of record to less than 300 by purchasing shares in the open market or directly from shareholders. Please revise the prospectus to explain why you seek to list your shares on NASDAQ given that management and the standby purchaser intend to seek delisting of those shares. Also, explain why management and the standby purchaser intend to delist your shares and clarify the earliest point in time when they
       would seek to delist. In addition, please refer to Exchange Act Rules 13e-3 and 13e-4 and
 Joseph D. Austin
FirstName LastNameJoseph D. Austin
Federal Life Group, Inc.
Comapany NameFederal Life Group, Inc.
October 25, 2018
October 25, 2018 Page 2
Page 2
FirstName LastName
         revise the prospectus to discuss how applicable federal securities regulations will impact any future efforts by the issuer or affiliates to effectuate a delisting.
Drag Along Rights, page 92

2. We note that pursuant to Section 14 of the Standby Stock Purchase Agreement ICG will have the right to require that company shareholders transfer their shares to a third-party purchaser, vote in favor of the transaction, and waive any dissenters, appraisal or other similar rights. Please tell us how you intend to enforce this provision and how the provision is consistent with Article V of your corporate charter and applicable law. We may have additional comments after reviewing your response.
Federal Income Tax Considerations, page 105

3. Please revise your disclosure in this section to state that it is the opinion of counsel, to clearly identify and articulate the opinions being rendered and to remove the language stating that this section is a summary. Please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (ex: "should" or "more likely than not") and explain why counsel cannot give a "will" opinion. Please also have counsel revise the tax opinion filed as Exhibit 8.1 to clearly state that the disclosure under the heading "Federal Income Tax Considerations" in the prospectus is the opinion of counsel. For guidance, refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19 (October 2011).
4. We refer to Exhibit 99.2. Please tell us how you intend to use this Question & Answer document. For instance, please tell us whether the document will be mailed together with the prospectus contained in the registration statement or whether it will be separately sent to policy holders.
Post Conversion Directors, page 110

5. Please file Messrs. Popoli's and Huff's consents to be named in the registration statement.
         Refer to Rule 438.
Legal Matters, page 124

6. We note your disclosure on page 98 that Stevens & Lee is an affiliate of Griffin
         Financial. Accordingly, please revise this section to disclose Stevens & Lee's interest in
         Griffin Financial. Refer to Item 509 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph D. Austin
Federal Life Group, Inc.
October 25, 2018
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mary Mast at (202) 551-3613 or Mark Brunhofer at (202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph D. Austin
                                                           Division of
Corporation Finance
Comapany NameFederal Life Group, Inc.
                                                           Office of Healthcare
& Insurance
October 25, 2018 Page 3
cc:       Wesley R. Kelso, Esq.
FirstName LastName